Exhibit 99.3

TRANSCRIPT

11 - 01- 2024

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

TOTAL PAGES: 25

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

CORPORATE SPEAKERS:

Louis Tonelli

Magna International; Vice President of Investor Relations

Swamy Kotagiri

Magna International; Chief Executive Officer

Pat McCann

Magna International; Vice President and Chief Financial Officer

PARTICIPANTS:

John Murphy

Bank of America; Analyst

Tamy Chen

BMO Capital Market; Analyst

Unidentified Participant

Unknown; Analyst

Dan Levy

Barclays; Analyst

Unidentified Participant

Unknown; Analyst

James Picariello

BNP Paribas; Analyst

Mark Delaney

Goldman Sachs; Analyst

Colin Langan

Wells Fargo; Analyst

Michael Glen

Raymond James; Analyst

PRESENTATION:

Operator^ Thank you for standing by. (Operator Instructions) At this time I would like to welcome everyone to the Magna International Third Quarter 2024 Results Webcast. (Operator Instructions)

I would now like to turn the call over to Louis Tonelli, Vice President of Investor Relations. You may begin.

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

Louis Tonelli^ Thanks very much. Hello, everyone. And welcome to our conference call covering our third quarter 2024.

Joining me today are Swamy Kotagiri and Pat McCann.

Yesterday our Board of Directors met and approved our financial results for the third quarter of 2024 and our updated outlook for 2024.

We issued a press release this morning outlining our results.

You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation.

Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements.

Please refer to today's press release for a complete description of our safe harbor disclaimer.

Please also refer to the reminder slide included in our presentation that relates to our commentary today.

With that, I'll pass the call over to Swamy.

Swamy Kotagiri^ Thank you, Louis. Good morning, everyone. I appreciate you joining our call today.

As always, let's jump right in. Let me highlight a few key takeaways before we get into the details of the quarter.

We are mitigating industry headwinds including lower production volumes in each of our core regions and continue to execute with an adjusted EBIT margin of 5.8%, in line with Q3 2023 despite 4% lower global vehicle production.

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THIRD QUARTER 2024 RESULTS WEBCAST

We expect our adjusted EBIT margin to be in the 5.4% and 5.5% range for 2024. Despite softer-than-anticipated vehicle production in North America and Europe, which has negatively impacted sales, we still expect our adjusted EBIT margin to be within our original 5.4% to 6% range from our February outlook which highlights effective cost-saving strategies we have executed on.

We continue to expect margin expansion in 2024 compared to 2023.

Operational excellence activities remain on track to collectively contribute about 75 basis points to margin expansion during '24 and '25, and we are benefiting from our ongoing restructuring activities and the $90 million of reduced gross megatrend engineering spend for 2024.

While we are reducing our spend, we maintain confidence in our long-term positioning and ability to reap the rewards of recent investments.

We have a continued focus on strong free cash flow generation and capital discipline.

We have further lowered our expected CapEx range by another $100 million for a reduction of up to $300 million for 2024 compared to our February outlook, and we are maintaining our free cash flow outlook range at $600 million to $800 million. And we are leveraging the elements within our control, further reinforcing our conviction in our growing free cash flow beyond this year.

As a result of this, we are planning to restart meaningful share repurchases this quarter.

We continue to focus on free cash flow generation and capital discipline to preserve our ability to return capital to shareholders while ensuring balance sheet health.

Turning to a high-level review of the numbers for the third quarter for 2024 compared to the third quarter of 2023. Consolidated sales were $10.3 billion, down 4% mainly reflecting lower production in our key markets and the divestiture of a controlling interest in our metal forming operations in India, partially offset by new program launches.

Despite the challenging production environment including Detroit three North American production being down 12% in the quarter, we posted 1% sales growth over market. Adjusted EBIT was $594 million, up $17 million from Q2 2024 despite sequentially lower vehicle production in all key regions. Adjusted EPS came in at $1.28, inclusive of approximately $0.10 of net impact associated with the higher income tax rate, which Pat will cover later.

Magna International

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And free cash flow generated in the quarter was $174 million, a strong $151 million increase from last (inaudible) remain unchanged.

We continue to maintain a strong balance sheet, ample liquidity and high investment-grade ratings to provide flexibility to invest for the future and manage through downturns.

As we continue to invest for profitable growth, we also regularly review and refine our product portfolio to ensure all business clients are aligned with our strategy to be a leading player in relevant markets and to generate value for shareholders. And as we have for many years, we intend to continue returning capital to shareholders.

Following a period of heightened investment, we are focused on returning to a more historical cadence and returning capital to shareholders.

Overall, our disciplined, profitable approach to growth has served Magna and our shareholders well over the years and will remain a foundational principle going forward.

At the end of Q3, we had about $3.7 billion in liquidity including about $1.1 billion in cash.

We have been reducing our adjusted debt to adjusted EBITDA ratio for a peak of about 2.2x in 2023. Currently, our ratio is at 1.93, and we are on a path to returning to our targeted range.

When we talk about returning to a normal cadence, they look at the past dozen years, provides some context to our capital allocation strategy.

Overall, we believe our long-term approach to investing for future value creation, almost 90% of which has been capital spending including for new product areas, programs and geographies to bolster our establish strong market positions.

After a more recent period of investment in battery enclosure assembly capacity to support the ongoing transition to EVs, our CapEx as a percent of sales is on a path to more normal levels of mid-4% next year and around 4% by 2026. And over the same 2013 to 2023 period, we returned about $15 billion to shareholders in the form of dividends and share repurchases.

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THIRD QUARTER 2024 RESULTS WEBCAST

As you can see, following a period of elevated investment in 2023, 2024 to normalize starting in 2025. With our free cash flow generation this year and our confidence in further free cash flow growth beyond 2024, we are optimizing value creation by meaningfully increasing our return of capital to shareholders beyond our consistent dividend policy.

Our Board approved a share repurchase plan for up to 10% of Magna's public float or over 28 million shares.

We expect to restart meaningful share repurchases this quarter. The repurchases are in addition to our ongoing quarterly dividend.

We believe this capital allocation strategy provides the continued flexibility to both support future growth and further return capital to our shareholders.

In summary, we are responding to the volatile operating environment and are focused on margin expansion, free cash flow generation and increasing return on capital.

With that, I'll pass the call over to Pat.

Pat McCann^ Thanks, Swamy. And good morning, everyone.

As Swamy indicated, we continue to mitigate the impact of ongoing industry challenges. Comparing the third quarter of 2024 to the third quarter of 2023, consolidated sales were $10.3 billion, 4% lower than Q3 2023 and in line with a 4% decrease in global light vehicle production.

On an organic basis, we posted a 1% weighted growth over market for the quarter.

Adjusted EBIT was $594 million, and adjusted EBIT margin was unchanged at 5.8%. Adjusted EPS came in at $1.28, down 12% year-over-year, mainly reflecting slightly lower EBIT and higher income taxes, which cost us about $0.10. The higher tax rate was largely related to noncash foreign exchange losses including on certain deferred tax assets that are not deductible for income tax purposes.

And free cash flow generated in the quarter was $174 million, a substantial increase compared to $23 million in the third quarter of 2023.

During the quarter, we paid dividends of $138 million. And with respect to our outlook, we are once again lowering our capital spending range and maintaining our expectations for 2024 free cash flow.

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Finally, we recognized $196 million of other income from Fisker-related deferred revenue as a result of the cancellation of the manufacturing agreements this past quarter. Let me take you through some of the details.

North America and China light vehicle production were each down 6% and production in Europe declined 2% netting to a 4% decline in global production. Breaking down North American production further, while overall production in the third quarter decreased 6%, production by our Detroit-based customers declined 12%.

Our consolidated sales were $10.3 billion compared to $10.7 billion in the third quarter of 2023.

On an organic basis, our sales decreased 4% year-over-year for a 1% growth over market in the third quarter despite negative production mix from lower D3 production in North America. The lower global vehicle production, end of production of certain programs, the divestiture of a controlling interest in our metal forming operations in India and normal course customer price givebacks were partially offset by the launch of new programs and increases to recover certain higher input costs.

Adjusted EBIT was $594 million, and adjusted EBIT margin was 5.8%, in line with Q3 2023. The EBIT percentage in the quarter reflects 75 basis points of net discrete items due to higher net favorable commercial items including approximately 50 basis points of net unfavorable items in the third quarter of 2023 partially offset by higher net warranty costs and supply chain premiums partially as a result of a supplier bankruptcy and 50 basis points of net operational improvements including operational excellence activities, partially offset by higher net input new facility and launch costs.

These were offset by volumes and other items, which collectively impact us by about negative 90 basis points. These include reduced earnings on lower sales and lower vehicle assembly volumes partially offset by the impact of the UAW strike in the third quarter of 2023 and negative 40 basis points related to lower equity income largely as a result of net favorable commercial items and lower unconsolidated sales in our LG Magna joint venture, partially offset by lower launch costs.

Interest expense increased $5 million, mainly due to higher interest rates on the debt refinancing during 2023 and 2024.

Our adjusted effective income tax rate came in at 27.2%, significantly higher than Q3 of last year due to unfavorable foreign exchange adjustments recognized for U.S. GAAP purposes and a change in the mix of earnings.

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Net income was $369 million compared to $419 million in Q3 of 2023, mainly reflecting lower adjusted EBIT and higher income tax expense. And adjusted diluted EPS was $1.28 including approximately $0.10 associated with the higher income tax rate compared to $1.46 last year.

Turning to a review of our cash flows and investment activities.

In the third quarter of 2024, we generated $785 million in cash from operations before changes in working capital and invested $58 million in working capital.

Investment activities in the quarter included $476 million for fixed assets and $115 million increase in investments, other assets and intangibles.

Overall, we generated free cash flow of $174 million in Q3 compared to $23 million in the third quarter of 2023 and we are maintaining our free cash flow expectations of $600 million to $800 million for 2024 despite the challenging industry environment. And we continue to return capital to shareholders, paying $138 million in dividends in the third quarter.

In addition, as Swamy noted, we intend to begin repurchasing our shares this quarter, which demonstrates our confidence in our free cash flow profile and our focus on shareholder value.

Next, I will cover our updated 2024 outlook, which incorporates reduced vehicle production in all key regions.

We also assume exchange rates and our outlook will approximate recent rates.

We now expect a slightly higher Canadian dollar, euro and Chinese RMB for 2024 relative to our previous outlook.

We are narrowing and lowering our expected sales range, reflecting lower volumes in North America and Europe, partially offset by positive foreign exchange mainly from the higher euro.

We have narrowed our adjusted EBIT margin range to 5.4% to 5.5% as we are now 3/4 of the way through 2024. Consistent with our original outlook commentary in February, customer recoveries and lower net engineering spend contributed to higher margins in Q3 compared to what we saw in the first half of the year, and they are expected to help drive margins to the highest level of the year in Q4.

Magna International

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Our reduced equity income range largely reflects lower expected unconsolidated sales of EV components.

We raised our effective income tax rate to approximately 23%, mainly due to the weak Mexican peso relative to the U.S. dollar, leading to unfavorable foreign exchange adjustments incurred for U.S. GAAP purposes.

We have narrowed and lowered our adjusted net income to largely reflect lower EBIT and the higher income tax rate.

We now expect capital spending to be in the $2.2 billion to $2.3 billion range. This is down another $100 million from our previous outlook, now totaling up to $300 million for the full year, compared to our February outlook. This mainly reflects our continued focus on capital discipline and offsetting the impacts from a weaker vehicle production environment. And our interest expense and free cash flow expectations are unchanged from our previous outlook.

To summarize the quarter, we had solid operating performance, and we continue to execute despite a more challenging environment with adjusted EBIT margin in line with Q3 of 2023 despite lower vehicle production in all key regions.

We continue to be focused on margin expansion, capital discipline and free cash flow generation.

With respect to our updated 2024 outlook, we are reducing the range for adjusted EBIT margin, lowering our capital spending once again and maintaining our free cash flow expectations for the year.

We plan to restart meaningful share buybacks in Q4, as always, seeking to optimize value creation. And we continue to work to mitigate the impact of market challenges we are facing.

Thank you for your attention this morning. We would be happy to answer your questions.

Operator^ (Operator Instructions) Our first question comes from the line of John Murphy with Bank of America.

John Murphy^ Just maybe a first question on the fourth quarter implied, it seems like sales on a year-over-year basis at the midpoint would be about flat and the margin or the adjusted EBIT margin, 6.4% to 6.7%, sort of in light of everything that's going on right now those are pretty strong implied results. Just curious if there's anything rolling on as far as new business in the fourth quarter and sort of what's the sort of the confidence in what looks like a very good fourth quarter, are there more recoveries coming in? I mean what's driving this?

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

Swamy Kotagiri^ I think there is nothing significant in terms of rolling on or off other than the normal cadence of launches that happened in Q3. Q3 and maybe slightly into Q4. All our assumptions are based on not just the numbers but EDIs and the releases that we are seeing.

Other than that, I think there is nothing that is significant. There is a portion of recoveries that we've always said are towards the back half of the year.

But I wouldn't say they are any significantly different in fourth quarter than they were in the third quarter.

John Murphy^ Okay. And then just maybe a follow-up to that. Given the strength of what looks like 6.2% margins in the second half of the year and the great work you guys have done on rationalization. How do you think we should think about sort of -- I want to get into 2025, I'm sure you're not going to give exact outlook there.

But Pat, as we think about sort of the walk off point for 2024, given that you're putting up what looks to be very good results in a very tough environment in the second half with the benefits of some of this restructuring, what do you think the correct walk-off point is for margins as we think forward, forget about even saying 2025 exactly, but the basis that we should be thinking of?

Swamy Kotagiri^ John, like you said, I think it's difficult for 2025.

But I think one of the key things that we talked about is the 75 basis points of margin improvement between '24 and '25. And I would say we are on track. And with very little left in '24, we feel good that we have achieved that.

So we have that operational run rate with whatever we end with Q4, which we are talking about full year being 5.4% to 5.5% and that we have the operational improvement of the 35 to 40 basis points going into '25.

And I would say there's a few other things we continue to look at.

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

So I would say that's the best way to look at how we're going to end this year going into '25.

John Murphy^ That's very helpful. And just lastly on the CapEx, is most of the pullback year on the battery enclosure and other EV spending? And I mean how should we think about sort of that commitment to that business, I would imagine it's still pretty strong.

But I mean is there a lower capacity level that you think you might need going forward?

Swamy Kotagiri^ Yes.

I think, John, you kind of hit the nail on the head. There's a couple of points to make just a couple of contextual and a couple current.

In '23 and '24, I would say the significant investments above the normal water level has been in the BES segment, specifically for battery enclosures. You're right on that.

I would say most of the significant heavy lifting on that topic is behind us, unless there is new programs, but those new programs would be more program capital rather than brick-and-mortar and other things. And John, you might know but just for others and everyone, this is normal course.

If you go back, I know I'm going a little bit into the history, but into the mid and late '90s when Magna was getting into the frame business, our CapEx to sales ratio intensity was in the level of nine and 10 for about three or four years. And that business, we still continue to flourish after three0 years.

So the battery enclosures business is in a similar way in the same design space for the vehicle, similar capital intensity, we feel we have built that foundation now.

And as I have always said, the EV is a secular trend. The trajectory is a little bit unpredictable.

But when it comes, that will serve as a tailwind for us given the foundation is done and behind us.

John Murphy^ Maybe just one last follow-up on that. The payoff pitch on that investment is not necessarily just this next product cycle. It might be many product cycles going forward. Is that a fair statement, Swamy?

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THIRD QUARTER 2024 RESULTS WEBCAST

Swamy Kotagiri^ That's fair, John. I think three buckets I always like to consider on big investments like this. One is more like brick-and-mortar for which you are right.

It will be multiple design cycles. In the past, we were building prime plants in Ontario, in Mexico, in southern part of U.S. So that bucket, you are right.

The second part is using capacity like stamping presses, castings and so on and so forth.

As there is volatility in production, we are using that capacity to bring back some of the outsourced strokes that we have to leverage that and use that capacity right now. And when EVs or the critical programs come back, we can flex back and forth again.

So that's the second bucket. Third bucket is really capital specific to programs like assembly capital that is very program dependent.

So that's kind of how I look at the business overall.

Operator^ And your next question comes from the line of Tamy Chen with BMO Capital Markets.

Tamy Chen^ Pat, I wanted to ask about the starting of your buyback this quarter Q4, and it's a fairly substantial amount to for the next 12 months.

It is earlier, I believe, than your previous commentary. So I just wanted to better understand what specifically moved this timeline forward.

I think my prior understanding was the big hurdle was your leverage that it needed to be below the 1.5x. I see you're still at 1.93x. So can you just talk a bit about what moved the buyback timeline up quite a bit?

Pat McCann^ Yes. I think -- as far as the NCIB, we are still looking, as Swamy said, to get back into our long-term ratio of 1% to 1.5%.

I think that's core and foundational to Magna. When we looked at our business plans and we're -- as we progress through the year, we're getting closer and closer.

So what we were talking about last year was that we were going to initiate buybacks during 2025.

What we've effectively done is pulled it ahead, maybe one or two quarters. It's not a substantive change. It's consistent with where we are. And I think it really just reflects our view of our execution over the past nine months, our 1.9 is where we expect it to be actually slightly ahead.

Magna International

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So we're tracking -- and we're pulling it ahead. I don't think it's a change in our strategy. It's really just we're accelerating from where we expect it to be.

Swamy Kotagiri^ Tamy, I would say that our capital allocation principles are unchanged, like Pat said, it's just that we have the confidence of taking the right steps to drive margins and cash flow including the operational initiatives that I talked about, lowering capital, reducing intimating spend. And as Pat said, looking at what we have in terms of visibility, we believe we can increase the free cash flow even in a relatively modest production environment assumptions.

Tamy Chen^ Got it. And just to clarify on that, you don't -- it doesn't sound -- you sound like you foresee any impact or issue to your investment grade rating to pulling back and starting -- sorry, pulling forward and starting the buybacks, no?

Swamy Kotagiri^ So Tamy, I mean we are not obviously doing this in isolation. We have had discussions and meetings with the major credit rating agencies.

Obviously I cannot talk about their decision, but we've walked them through. And this is in a -- this was done in a very meaningful measure discussed with the appropriate parties.

Tamy Chen^ Okay. Okay. And my other question is on the Power & Vision segment, so it's good to see the margin performance this quarter.

It's been a bit of a volatile segment, if I think through the quarters this year? And I'm just trying to put together all the pieces between some of your prior comments about a bit of in-sourcing in China, some OEMs reassessing the entire vehicle architecture.

So can you just remind us at this point here, how you're thinking about the trajectory of the business, whether it's sales growth, the margin, anything there would be helpful.

Swamy Kotagiri^ Yes, Tamy. I think overall, for the P&V, we have talked about the annual guidance, right? And I think it's a small change but not substantial from where we started at the beginning of the year. And I remember the question asked in the first quarter when we were in the low 2s. And I said the volatility of whether it's production or program launches and customer recoveries.

Magna International

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And I came out a little bit and said we expect double of what you saw in the first quarter into the second quarter, just to give you an indication.

It's actually the volatility of the programs, the customer recoveries, the engineering recoveries when the programs launched, that's what is driving the volatility.

It's not about the business.

So I think I would look at what we are indicating as the margin range annually rather than look at quarter-by-quarter in that.

Pat, I don't know if you want to add something.

Pat McCann^ Yes. I think, Tamy, when you think about the volatility quarter-to-quarter, P&V is burdened with for three big areas.

One is equity income really boost margin based on where it is because there's no sales.

So that's number one, and we're seeing it move around, and we talked about that even in our comments.

Number two is we have engineering spend that flexes quarter-to-quarter and then the recoveries that relate to it.

So that drives gross margin into the back half of the year. And then I think the third factor is consistent with all the other groups is a lot of our commercial inflationary recoveries, as we said from February onwards are going to be in the back half of the year, and that's what we're expecting.

So I think back to Swamy's comment. On a full year basis, I think that, that view is unchanged.

We expect continuing growth in margin within the quarters continue to -- I would still expect to see this this unusual cadence of a weak Q1 as margins grow throughout the year, and that's what we're seeing.

Swamy Kotagiri^ And to answer your question on the other part, Tamy, is on ADAS, the only one vehicle program, it was not call it a trend or we have not seen any other program.

Magna International

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It was one customer, one change. We still continue to have traction on a lot of large programs in ADAS. So stay tuned, and we'll keep you posted.

Operator^ And your next question comes from the line of Adam Jonas with Morgan Stanley.

Unidentified Participant^ It's William Taken on for Adam Jonas.

I'm just curious if you guys are seeing anything new, whether it's program pushouts or just volatility in this quarter, what you expect into 2025, really anything that you're seeing for 2025 that kind of help catalyze the buyback?

Swamy Kotagiri

If your question is meant on sourcing and program decisions by the customers. Yes. We have seen a bunch of call it delayed or deferments and we continue to follow that.

But as I said, that is not what's driving the margin expansion into the next year. These are specific tasks that are at hand on the roadmap that we have, okay. Said in -- I think in the comments and one of the previous questions, the 75 basis points, half of it is already in place. The other half are based on what we have in place.

And if there is any other changes in terms of better volumes or EV trajectory changing to a better, all of those will be tailwinds.

Unidentified Participant^ Got it. That's helpful, guys. And then maybe are you seeing anything new in terms of pricing or mix on the EV side this quarter and in particular, if you're seeing OEMs push for lower pricing as we move into 2025?

Swamy Kotagiri^ Not really.

As you know right, what we're working through right now was a decision two or three years ago in the sourcing in terms and conditions and POs.

So no, we are not seeing anything right now.

Operator^ And your next question comes from the line of Dan Levy with Barclays.

Dan Levy^ I wanted to start first with just a question on the implied guidance for Complete Vehicle segment, there is a substantial step-up in the fourth quarter, both in revenue and margins. Maybe you can just give us a reminder what's going on there and the underlying dynamics as you've moved past the Fisker program?

Magna International

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Pat McCann^ Yes. I think the math would shows that I agree. And really, the biggest change is coming out of the engineering segment.

So everybody's benefit, our complete vehicles has a significant engineering business in it. And most of that engineering gets a lot of the settlement and the customer negotiations happen in the fourth quarter, and that's our expectation.

So as you mentioned, Fisker is behind us.

we're in the middle of finalizing negotiations with a couple of other customers related to various programs, and we expect those conversations to happen in the fourth quarter, and that's really what's driving the change in sales and in margin.

Dan Levy^ And is there any update on filling the idled or vacant capacity?

Swamy Kotagiri6 Dan, we continue to have discussions but nothing significant to talk about outside the, call it, the customer NDAs and discussions.

But I can say there is a few discussions ongoing towards the, I would say, the '26, '27 timeframe, more into '27.

Dan Levy^ Got it. As a follow-up, I wanted to ask about the recovery. So I understand 3Q is a nonrepeat benefit.

But what is the outlook on recoveries going forward? And specifically, and then you talked to this that you've obviously incurred a fair amount of expense tooling validation expense for different programs that have been delayed, volumes coming in far below anticipated.

So maybe you can just give the tone and tenor of those discussions and the potential for recovery payments down the line?

Pat McCann^ I think, Dan, I'll start, and I'm going to have Swamy jump in as far as a customer-facing piece but when you look at the commercial and we have in the discrete items in that role, we talk about the 75 basis points -- 50 basis points of commercial.

I just want to clarify. I think what we had had was we had commercial headwinds in Q3 of 2023 that aren't recurring.

Magna International

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So really the impact that we have in Q3 of 2024 are not as significant. And these are commercial recoveries related to various customer negotiations.

And the -- similar to the inflationary recoveries, we expect them in the second half of the year.

Swamy Kotagiri^ And I think, Dan, the question regarding your tooling and engineering and so on and so forth. Even with the deferments and volume reductions, tooling remains agnostic, right? We get paid on that. And the upfront, there pieces of engineering payments, one that I would say is paid once you get to a certain milestone in the program that is usually pretty good. The question becomes the amortized engineering into the piece price that becomes a discussion, right?

To your second part of the question, the tone and tenor of discussions, they're always tough like anything else, these negotiations or discussions.

But I would say we're on track. They are fair, but we also have no choice that we have to address all the headwinds that we've been facing. And in the spirit of partnership, they do realize and we put things on the table. How we need to be healthy so that we can have the partnership healthy and it's good for the industry.

So yes, they're tough, but we are having those conversations.

Operator^ And your next question comes from the line of Joseph Spak with UBS.

Unidentified Participant^ It's Alejandra on for Joe. Just sort of following up on the recoveries, Ford publicly talked about sort of supply reimbursements for the BEV program.

I was wondering if you could sort of give us some timeline as to when you would expect sort of those recoveries.

Is that sort of more of a 2025 event?

Swamy Kotagiri^ Yes. I think it's a combination of other things because Ford is a big customer for us, and we look at overall holistically.

I think it's difficult to put a specific date given the complexity of various things that are going.

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

It's the overall. And it's progressing and we'll have a framework that will be there, but I think it will be multiple years as we go through.

Unidentified Participant^ And can you give us sort of a little more color like how much you were investing for that program and what was built out already? And what's still did not get built out for that program?

Swamy Kotagiri^ That we wouldn't comment on that because of -- you would have a facility, part of the facility, there is capacity allocation and the specific program capital that would go on.

So it will be difficult to go through it. Some of it was in place and some of it was phased, so which was not put in place. So it's a little bit complex question to put a discrete number on.

Unidentified Participant^ Okay. And then maybe just as a follow-up. Can you just give us a little more color on what's driving higher sales quarter-over-quarter at the midpoint based on sort of your production outlook for the year, it looks like production would be down a little more. year-over-year in the fourth quarter. Just maybe some puts and takes on to higher sales in the fourth quarter?

Pat McCann^ The [demand] at consolidated level, Q3 does tend to be a low production period, Alejandro. And as Dan mentioned earlier, we are seeing an uptick in sales in our CPA segment, primarily related to the engineering, which wouldn't be production-based but rather finalization of the engineering agreements. And that would be the biggest driver on the upside, and we have a little bit of foreign exchange tailwinds.

Operator^ And your next question comes from the line of Tom Norian with RBC Capital Markets.

Unidentified Participant^ A question on the buyback on financing the buyback. You mentioned you had $1.1 billion in cash balance, $3.7 billion in total liquidity, potentially more free cash flow coming from lower CapEx. And I know you have that 1.93 leverage coming down to 1.5 or 1.5, just putting all that together, in the event production comes down next year as a lot of folks -- some folks are expecting. How would you seek to finance given all of these different dynamics, would you reduce the cash balance, dip into liquidity, is your thoughts of paying down debt to get to that leverage ratio and the event EBITDA comes down next year, which a lot of suppliers are talking about. Just would love to hear how you think about the different puts and takes?

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

Swamy Kotagiri^ I think like I said, the key thing for us is to have the balance between maintaining the investment-grade rating and sticking to the guardrails that we talked about the 1% to 1.5%, but into the end of the next year, there might be some lumpiness, but that's still kind of like the guiding principle.

As Pat talked about, you look into the visibility of the plan that we have at this point into '25, we have made, I would say, modest set of assumptions for volume production. That's number two. Given all of that, we feel comfortable that we can get to the -- up to the 10% float buyback.

But as you know the share repurchase is we have to balance that with market conditions. The market conditions change drastically at that point of time, we'll balance between what we're buying back and what we have in terms of balancing.

But this has to be more an industry level change which would affect everybody at that point of time. And then we have to relook at how much and what we're doing and how we go about it.

But at this point of time, with very modest assumptions of production into '25, we feel pretty confident that we have a plan in place.

Pat McCann^ Yes. I think the only thing I'd add, Tom, is if you go back to when we laid out this plan going back 18 months of our delevering plan, it contemplated that we have term debt that's repayable, we bored against our CP programs and you put that factor in, that's still in place. And you have to put in perspective that our cash flow expectations that we executed in 2023 against our free cash flow, we continue to expect to execute in 2024.

So we're just moving along the path. And to Tamy's earlier question, we just have more confidence in that path.

And so I don't think it's going to be a situation, cash might bounce up and down $100 million, $200 million, just depending on timing.

But we're going along that path of how we pay down the term debt and stop borrowing on CP.

Unidentified Participant^ Okay. And the expectation on the better for cash flow that's coming from a combination of potentially lower CapEx and get better EBITDA, right, coming from your, I guess, to the market production assumption?

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

Swamy Kotagiri^ That's right, Tom. It's lower engineering spend, lower CapEx, better EBITDA.

Pat McCann^ Not just growth of our market is also operational excellence, right?

Unidentified Participant^ Yes. Yes. Right. Cost control. And obviously I'm sure you guys are seeing a lot of the -- your suppliers in the industry. very cautious on '25.

There's one OEM customer, which you guys have that's been dramatically cutting production this quarter. And potentially next year, we've heard European OEMs talking about the CO2 cliff on regulatory, which they're worried some of them are trying to shut down plants.

I mean the thinking is that in Europe, your SAAR level, so to speak, could drop to like a $14 million level instead of it used to be $16 million before the pandemic.

Now that said, there is a pickup expected in EV sales to meet the CO2 requirements.

So it's kind of like this double-edged sword thing, is it a net benefit if EVs recover for you guys, especially in Europe in the event there's a drop in production, presumably that's higher content per vehicle et cetera. How do you think about that kind of disaster scenario production falling off next year if EV picks up next year?

Swamy Kotagiri^ Yes. Tom, I think there's a couple of points there. One, the scenario planning for drastic dropouts, like you said, a COVID type scenario is something that you don't build as a baseline. You build that to figure how we can address it if that happens, right? So that's one.

The second thing between EV and ICE, I would say we would be pretty balanced.

On some of the EV platforms in our BES as an example, our BES segment, the content per vehicle would be higher.

So if there is tailwinds on some of the programs that we've invested for like the battery enclosures, then you would see a tailwind.

If -- so that's on the debt side. I think we have always been saying we are -- we have and continue to build for flexibility. A lot of our product lines are agnostic one way or the other, but if -- if we are an EV platform supplying a mirror or a seat or a door or any other products, obviously it has an impact.

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THIRD QUARTER 2024 RESULTS WEBCAST

But the idea is no matter which way it goes.

I think we feel pretty balanced, but if EVs take off, there is a higher content per vehicle in that case.

Unidentified Participant^ Got it. And if I could just sneak in one last one. BES, I know you talked about complete vehicle with the margin uplift in Q4.

But it looks like the implied margin for BES for Q4 is the highest and the midpoint, I think, in the whole year.

Is that coming from the -- what we were talking about earlier, the pricing with the recovery started from the OEMs?

Or is there something else specific going on?

Swamy Kotagiri^ I think you got it right, Tom. It's a settlement of the commercial recoveries.

Operator^ And your next question comes from the line of James Picariello with BNP Paribas.

James Picariello^ Just on your industry volume assumption of down 2% for the full year, which largely aligns with IHS but I assume it's informed by your customer build schedules at this point, right? So could you just provide context on what your level of visibility is for the fourth quarter because I mean there are a few other suppliers that are calling for a 4% cut to the full year, implying almost a 10% decline for this upcoming quarter.

So I guess to piggyback off John's first question, how would you handicap your industry volume assumption? And what is that level of backlog? Or unique seasonal timing for Magnus programs that informs this fourth quarter assumption?

Swamy Kotagiri^ So James, maybe Louis can add.

I think we have visibility on program releases, obviously but you have to consider the program releases over 12, 13 weeks and there are changes given the uncertainty and what's happening in the industry and how they're dealing with inventories and so on and so forth. So you cannot put that in the system.

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

I mean we are dealing with on an everyday basis by flexing what we can in terms of direct labor and other aspects of the business.

So we take that and continue to flex at an operational level. Absolutely, that's part of our operational process. Difficult to -- we are seeing softness in the fourth quarter for sure.

But I think we have been pretty prudent.

But with that said, we still got eight more weeks to go, and there are some announcements that came out yesterday, which obviously we didn't account for in the data that you're seeing.

James Picariello^ Got it. And then just on the buybacks, and apologies if this was already answered, but with respect to your leverage target, is there a presumption or expectation to trend slightly or moderately above that for a period of time through next year, just so we could get a sense for the bandwidth of that leverage versus your buyback commitment for the next 12 months?

Swamy Kotagiri^ James, I think we have -- our principles are unchanged, and we have talked about getting to the targeted range towards the end of '25, and that hasn't changed.

I think Pat, in answering one of the questions did mention that there might be ups and downs as we go through the year in terms of the cash balances and our leverage ratio.

But our directional target of getting to the leverage ratio target by end of '25 remains.

Operator^ And your next question comes from the line of Bruno Dossena with Wolfe Research.

Unidentified Participant^ I was hoping to get some more context on the free cash flow outlook, both near and longer term.

So I guess, near term, you're still guiding to $700 million of free cash flow this year at the midpoint. And if my math is right, you -- year-to-date, it's roughly breakeven.

So maybe first, you could help us understand the bridge to between $600 million and $800 million of free cash flow in the fourth quarter alone. And then longer term, and I think this is more of a follow-up to Tom's earlier question, but next year, we don't need an exact guide, but we know that next year, could be challenging for no other reason than you're lapping a year where your largest customers are restocking and we know that order books for European customers growing or have been softening.

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

And so I was hoping you could quantify the factors fully in your control, like CapEx, R&D spend and potentially for the restructuring that you could do to expand free cash flow irrespective of the production outlook?

Swamy Kotagiri^ So I think the biggest thing variable would be the volumes, right? And as said, we are kind of considering the volumes going into next year being flattish or maybe it on that, and we'll give a lot more color and specifics when we come back in February.

But I think in the -- what you're seeing in terms of free cash flow is normal course for this year, and we feel pretty good about staying in the range of the $600 million to $800 million that we mentioned. And we also kind of indicated in the last calls for 2026, we are expecting to be in the range of $2 billion, right?

So given the market economics as we sit today and the volume assumptions, which are pretty flattish, our set of assumptions being flattish compared to '24 going into '25 and '26, I wouldn't say they're still whole.

But if that assumption has changed drastically, like you said, obviously we have to look for it.

But a lot of the things that are in our control, whether it's capital, whether it's operational discipline and engineering that we feel pretty good about. And we continue to scrub and look at those numbers.

Operator^ And our last question is going to come from the line of Mark Delaney with Goldman Sachs.

Mark Delaney^ Just one for me is following up on James' question. I'm just trying to understand Swamy, your comments around the fourth quarter implied revenue outlook.

I think you said there were some developments that came out yesterday that maybe you didn't account for in the industry view, but you also described the revenue forecast as prudent.

I just wanted to make sure I understood what your message is there? And maybe the revenue view is more bottom-up and based on schedule?

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

And do you still feel confident in that? And maybe something that can impact the industry forecast, but I did want to make sure you weren't trying to say there's some risk to the revenue view to James' question.

Swamy Kotagiri^ Thanks for asking that question. No way meant is, to give you an example, that announcements are coming on an everyday basis.

So it will be very difficult to put an exact number on everything.

But just to clarify, given all the data that we have and the set of assumptions that we have taken, unless there is something very drastic still forthcoming, we feel pretty comfortable and expect to be in line with what we've put out for the fourth quarter.

Louis Tonelli^ And even where we have releases, if our recent history is that the releases keep being -- the results actually become shorter releases, we're kind of handicapping that as well a little bit.

So I think we've taken a pretty prudent view here.

Operator^ Our next question will come from the line of Colin Langan with Wells Fargo.

Colin Langan^ Just wanted to follow up on the quarter-over-quarter walk from Q3 to Q4, sales are -- it looks like about a 44% contribution margin on those higher sales sequentially, which is pretty high. And on top of it, most of the -- pretty much all the growth is actually coming from CVA, which is a lower margin business.

So I think you mentioned in BES, there's maybe a settlement coming that's helping.

What is driving that sort of outsized underlying contribution margin? And is that sort of a Q4 rate sustainable?

Pat McCann^ I think when you think about -- we're moving from Q3 into Q4, you're bang on, on the sales change. We talked about the engineering and just the pattern of settlements in the fourth quarter. So we -- so that's not going to have a traditional pull through. It's more binary in nature.

I would say when you look overall, we are continuing to expect to see improvements in our commercial settlements, which would be consistent with what we've seen over the last two years. And then part of the offset is in the P&V group, we are seeing, again, everything at the midpoint, some sales softness relative to Q3.

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

So when you put those three together, that's really the bridge broadly.

Colin Langan^ And what is driving the sales softness in P&V?

Pat McCann^ It comes back to everything Swami and Louis spoke about as far as the mix.

We're going to talk macro and that's what we have in our whole volumes. You get a little bit more granular, as Swamy said, we look at our releases and then you have mix within those releases.

So it's across hundreds of platforms, it's a bottoms up. And the reduction is less than 10%, but it just all lads up, Colin.

Colin Langan^ Got it. And just -- I have a pie back has discussed a lot, but any framing of how we should think about meaningful? Because if I go back to 2018, 2019, you're actually doing over $1 billion a year of buybacks, which is more than your free cash flow.

Is this more like $100 million, $200 million a quarter, $400 million, $500 million a quarter? How should we be modeling it as we go forward?

Swamy Kotagiri^ Yes. Colin, I won't get into the specifics.

As we talked about -- for us, share repurchase is really a long-term strategy and not a onetime thing, and that's how we intend to use -- and when we say we want to buy up to a 10% float, that is really our target, right, maybe not exactly, but that's kind of how we're heading, but it's also depends on market conditions and what happens and volumes don't drop off, then the macro doesn't change significantly.

It's difficult to say this is what we are planning now right?

But the idea of saying meaningful is it's just not -- we are not going to sit here and wait for the third or fourth quarter of next year.

We're going to start now and it's going to be meaningful in the overall scheme of 10% float.

Colin Langan^ And 10% by when, the third line when you want to get the time?

Magna International

THIRD QUARTER 2024 RESULTS WEBCAST

Swamy Kotagiri^ NCIB rules are up to 10% float and it applies for 12 months starting from the release. So this November to next November.

Operator^ And our next question comes from the line of Michael Glen with Raymond James.

Michael Glen^ I just wanted to ask one on commercial recoveries and the visibility on commercial recoveries.

Is there a scenario where if the industry turns in 2025, the OEMs come under margin pressure, is there a risk that we could see these commercial recoveries rolled back in a meaningful way?

Swamy Kotagiri^ The simple answer is no, because the -- I think in the previous calls, I've talked about a lot of these commercial recoveries are more procedural.

So they go into purchase orders or different terms and conditions and so on and so forth.

So it's not something that we are negotiating every year. There is some part of it, but that goes into productivity, that goes into various other parts of the various commercial discussions.

But largely, I would say that's not the risk.

Michael Glen^ And then just on inventory levels, I know we read a lot about some concern on inventory levels, particularly across D3, are you seeing any different communication from your customers on inventory levels versus what is being written about in the media?

Swamy Kotagiri^ No. Not specifically by platform, right? We look very granular on our own based on, as all of us have said in various comments on releases and what we see in inventory just for our flexing of our operations.

But we haven't seen anything specific other than what you're seeing in the fourth quarter.

Operator^ And our final question is going to come from the line of John Murphy with Bank of America.

John Murphy^ I appreciate you sneaking me in for this quick follow-up.

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Swami, when you talk about these recoveries in commercial sentiments in the second half of this year, really the genesis of those is a result of contracts not working out from a volume perspective, the way the OEM originally anticipated.

So effectively, these are kind of hedges and they wouldn't be occurring if business was going fairly well on those programs.

So I mean you would actually prefer the business to go well earn the money the way you are planning as opposed to dealing with these settlements, right? Is there kind of an offset here?

I just want to understand because I think there's kind of a view that these are onetime and kind of like you guys hit in the lottery. The reality there is a result of things not going right at the OEM level.

Is that a fair characterization?

Swamy Kotagiri^ My simple answer is your characterization is correct.

We would like the business to be running well. They're not looking at lump sums. There is some parts of it, which is entrenched inflation, what happened in '22, how we amend the terms -- some part of it may be addressing on a yearly basis.

But it's more how do we make it embedded into the normal course of business and the overall intent, like you said, John, is normal business runs well and we recover the way we need to, and the way it was intended to.

Operator^ And there are no further questions at this time. Swamy, I turn the call back over to you.

Swamy Kotagiri^ Thanks everyone, for listening in today.

As you might have heard and hopefully get that we remain very highly focused on margin expansion, the capital discipline, the free cash flow generation and obviously on normalizing our capital allocation with increasing returns of capital to shareholders.

We remain very confident in Magna's future. Thanks for listening in. And have a great day.

Operator And this concludes today's conference call. You may now disconnect.